PERELLA WEINBERG PARTNERS
767 FIFTH AVENUE
NEW YORK, NY 10153
VIA EDGAR
July 15, 2022
Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jessica Livingston
Re: Perella Weinberg Partners
Registration Statement on Form S-3 (the “Registration Statement”)
File No. 333-266051
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Perella Weinberg Partners (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on July 19, 2022, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP, request by telephone that such Registration Statement be declared effective.
Please contact Michael Schwartz, of Skadden, Arps, Slate, Meagher & Flom LLP, outside counsel to the Company, at (202) 735-3694, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Vladimir Shendelman
Name:	Vladimir Shendelman
Title:	General Counsel
cc:    Michael Schwartz, Skadden, Arps, Slate, Meagher & Flom LLP